[Visteon Letterhead]
December 28, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:	Visteon Corporation (the “Issuer”)
Registration Statement on Form S-1
(SEC File No. 333-170104)
Dear Mr. Dobbie
     The Issuer hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-170104), as amended, to 11:00 a.m., Eastern Time, on Thursday, December 30, 2010 or as soon thereafter as possible.
     The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Issuer acknowledges the following:
1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing of our Registration Statement on Form S-1 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Paul Zier at (312) 862-2180 of Kirkland & Ellis LLP, special counsel to the Issuer, as soon as the Registration Statement has been declared effective.

Very truly yours, VISTEON CORPORATION
By:	/s/ Michael K. Sharnas
	Name:	Michael K. Sharnas
	Title:	Vice President and General Counsel

cc: Paul D. Zier